EXPLORATION INC.

T ...r, B.C. V6C 3N6
Te ...-087-1858 • toll free: 800-901-0058
Int ...aexploration.com • e-mail: info@imaexploration.com

TSX Venture Exchange: IMR
OTC Bulletin Board: IMXPF
Frankfurt & Berlin Exchanges:IMT (WKN 884971)

NEWS RELEASE – September 3, 2003

Navidad Silver-Copper-Lead Discovery – Project Overview

IMA Exploration Inc. (IMR:TSX-V) is pleased to provide an overview of the results to date on the Company's 100% owned Navidad Silver-Copper-Lead discovery, located in Patagonia, Argentina. Three distinct yet related styles of mineralization have been defined at the Navidad project, all located within a 5.8 kilometre (km) long soil geochemical anomaly. Individually, each style of mineralization could develop into a significant resource. Combined, the three styles of mineralization highlight the overall size and grade potential of the entire Navidad system.

Below is an overview of the results that have been received to date (please see attached map for reference).

Navidad Hill – Bonanza Grade Structures

Assay results from 119 measured chip samples of these structures have returned a length-weighted average grade of 162 oz/t silver (5,546 g/t), 3.8% copper and 9.8% lead over a cumulative strike length of 636 metres. Detailed mapping and sampling of bonanza grade structures at Navidad hill has defined numerous structures within an area of 475 metres (m) by 60 to 140 m, and average widths of these structures varies from less than one metre to 3.3 metres.

Navidad Hill – High Grade Carapace Breccias

Adjacent to the bonanza grade structures, mineralized carapace breccias have been identified in three areas measuring 150m x 50m, 25m x 20m and 20m x 18m. A length-weighted average grade of 110.5 oz/t silver (3,785 g/t), 3.7% copper and 2% lead has been returned from 50 samples. Similar carapace breccias to those at Navidad Hill are also found 600m to the southeast at Galena Hill (see below) but are separated by overburden cover. Metal zoning suggests this covered area between Navidad and Galena Hills is the center of the mineralized system and it is noteworthy that this area is identified by a large IP chargeability anomaly and several coincident gravity anomalies.

Galena Hill – High Grade Carapace Breccias

Strongly mineralized carapace breccias at Galena Hill and been found in two areas measuring 118m x 46m and 55m x 16m, with assay results averaging 64.9 oz/t silver (2,222 g/t), 0.84% copper, and 2.9% lead from 23 samples.

Galena Hill – Galena Matrix Breccias

Galena matrix breccia has been identified at Galena Hill in an area measuring 475m x 90m, and 101 measured chip samples taken from this zone average 4.3 oz/t silver (147 g/t) and 7.69% lead. The true thickness of the mineralization is unknown. However, pole-dipole IP (profile 51200E, June 25th, 2003 news release) shows a modest chargeability anomaly that coincides with mineralized outcrops at surface and strengthens at depth. **This excellent fit of the geological and geophysical data highlights the potential for a large bulk-tonnage silver-lead±copper deposit.**

Barite Hill – Galena Matrix Breccias

Galena matrix breccia has also been discovered at Barite Hill in several zones that have an interpreted cumulative strike length of approximately 1,300m and has returned an average grade of 3.2 oz/t silver (109 g/t) and 4.73% lead from all 67 measured chip samples collected. The interpreted strike length is based on geological mapping and locations of subcrop and float samples, but only representative measured chip samples taken from outcrop have been used to define the length-weighted averages reported here.

Calcite Hill –Strong Soil Anomaly

A significant silver and lead in soils anomaly is present at Calcite Hill that has not yet been fully explained by mineralized outcrops. This silver-lead±copper anomaly is approximately 400m by 200m in size as defined by greater than 2.1 g/t silver in soil samples and demonstrates significant potential for additional discoveries at the Navidad project.

Summary

Outcropping mineralization at Navidad is accompanied by a strong soil geochemical anomaly over a 5.8km length. Within this anomaly, outcropping silver-lead±copper mineralization has been defined within a total strike length of over 2,900m at Navidad, Galena, and Barite Hills. **Geological and soil geochemical data suggest that the core to the mineralized system is coincident to a very large (1.6 x 1.3 km) IP chargeability anomaly along with several large (0.8 x 1.1km) gravity anomalies.**

The Navidad discovery was made as a result of IMA's ongoing generative programs in the Patagonia region of Argentina. IMA geologists Daniel Bussandri and Dr. Paul Lhotka, P.Geo. were the first to recognize the potential at Navidad and have played key roles in defining a style of mineralized system that was previously unrecognized in Patagonia. IMA acquired the project by staking and holds a 100% interest with no underlying royalties.

Exploration work on the property is under the direction of IMA's Exploration Manager, Keith Patterson, M.Sc. All samples have been collected under the supervision of Dr. Paul Lhotka, P.Geo. and have been analyzed by ALS Chemex using fire assay/gravimetric, AA (atomic absorption) and ICP-MS (inductively coupled plasma – mass spectroscopy) techniques as appropriate. 120 randomly selected samples (approximately 14% of all samples) have been submitted for check assay to Alex Stewart (Assayers) Argentina S.A.; results of these generally agree well with the original results from ALS Chemex.

IMA Exploration Inc. has over $4,000,000 in its treasury to fund its exploration objectives. The Company focuses on quality exploration work designed to define economic gold and silver deposits in Argentina and Peru. IMA has put together an enviable property portfolio including over 37 well-located, high-potential projects and is continuing to add to this package through grass-roots exploration and staking.

ON BEHALF OF THE BOARD

"Joseph Grosso"

Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

2003 Number 25

IMA's Navidad Bonanza Silver Discovery


Galena Hill
High Grade Carapace Breccia
- 64.9 oz/t silver (2,222 g/t), 0.84% copper
Galena Matrix Breccia
- 4.3 oz/t silver (147 g/t) & 7.69% lead
in a 475m x 90 zone
Calcite Hill
Strong Soil Anomaly
- 400m x 200m
grading 2 g/t silver
Provincial Highway
Navidad Hill
Bonanza Grade
- 162 oz/t silver (5,546 g/t),
3.8% copper & 9.8% lead
over 636 metres cummulative
strike length.
High Grade Carapace Breccia
- 110.5 oz/t silver (3,785 g/t),
3.7% copper & 2.1% lead.
LEGEND
Barite Hill
Galena Matrix Breccia
- 3.2 oz/t silver (109 g/t) over 1,300 metres
cummulative strike length.

EXPLORATION INC.

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6
Tel: 604-687-1828 • fax: 604-687-1858 • toll free: 800-901-0058
Internet: www.imaexploration.com • e-mail: info@imaexploration.com

TSX Venture Exchange: IMR
OTC Bulletin Board: IMXPF
Frankfurt & Berlin Exchanges:IMT (WKN 884971)

NEWS RELEASE – August 20, 2003

Gravity Survey Defines Multiple Anomalies At IMA's Navidad Project

IMA Exploration Inc. is pleased to announce the results from recently completed gravity and magnetic ground geophysical surveys at its Navidad Project, Argentina. Multiple gravity anomalies have been discovered, the largest and most important of which has a surface footprint of approximately 0.8km x 1.1km and shows an excellent correlation with portions of the previously announced 1.6 x 1.3 km IP chargeability anomaly (see June 25, 2003 news release).

This gravity data strongly supports the previous IP results that indicate the potential for significant extensions to defined surface mineralization both at depth and along strike. The magnetic survey has confirmed that the large chargeability and gravity anomalies are not caused by magnetic minerals such as magnetite or pyrrhotite.

A detailed gravity survey such as this will outline zones where the rocks have higher than average density. Where these gravity anomalies overlap with zones of high IP/chargeability, the likely cause of the combined anomalies is sulphide mineralization with or without barite. Portions of the combined gravity/IP response at Navidad correlate directly with outcrop exposures of replacement style galena matrix breccia at Galena Hill and with high-grade carapace breccia mineralization on the flank of Navidad Hill.

Galena Hill Anomaly: In the Galena Hill area, the gravity survey has defined an important anomaly with multiple peaks approximately 0.8 x 1.1 km in size. This anomaly has a "donut-like" form with a central low surrounded by higher density values; amplitude of this anomaly is approximately 0.6 to 0.8 milligals above surrounding values. This complex anomaly is partly coincident with, but somewhat smaller in size, than the previously announced Gradient and Pole-Dipole I.P. chargeability anomaly at Navidad. The anomaly is not reasonably explained by simple lithologic density variations and is most readily explained by the presence of sulphide/barite mineralization. Part of the gravity anomaly is spatially associated with mapped breccia-hosted mineralization on surface and it correlates very well with potential extensions to this mineralization indicated by the most intense Pole-Dipole IP chargeability anomaly on line 51,200E.

Navidad Hill Anomaly: A second gravity high of approximately 260 by 550m in diameter is spatially associated with mapped Bonanza Grade Structures at Navidad Hill. This anomaly may be caused by the combination of sulphide mineralization and the denser host rock of the flow dome at Navidad Hill relative to surrounding sediments. It covers the portion of the flow dome known to host Bonanza Grade Structures and their strike extension. Most of the rest of the flow dome is not represented by a gravity high.

Detailed information on the Navidad Project including the gravity and magnetic surveys is available on IMA's web site at http://www.imaexploration.com.

Gravity data acquisition was performed by Proingeo S. A., an Argentine geophysical and topographic survey contractor. Quantec Geoscience provided consulting services to IMA on survey design and execution, has reviewed data quality, and built a three dimensional model of the survey results using the University of British Columbia (Canada) inversion software. Quantec reports raw data quality is very good. The gravity survey covers an area of approximately 2.2 by 2.5 km centred on the previously reported IP chargeability anomaly. It includes

385 gravity stations that were measured on two lines with closely spaced points and additional points spaced at about 100 by 200m intervals.

The magnetic survey was performed by Quantec Geoscience and covers the entire Navidad grid (7.2 x 2.5 km) totalling 88.7 line kilometres (including a 6.2km tie line). Data was collected at 10m intervals along lines spaced 200m apart. Quantec made standard corrections for diurnal variations and produced plan maps of the total field magnetic data and pole reduced data. Mapped mineralization at Navidad, Galena, and Barite Hills is not associated with magnetic anomalies nor is the IP chargeability anomaly. The area of the large gradient and Pole-Dipole IP chargeability is characterized by a low, flat magnetic response that indicates magnetite is not the source of the chargeability anomaly.

IMA Exploration Inc. has a strong treasury in excess of $4,000,000 to fund its exploration objectives. The Company focuses on quality exploration work designed to define economic gold and silver deposits in Argentina and Peru. IMA has put together an enviable property portfolio including over 37 well-located, high-potential projects and is continuing to add to this package through grass-roots exploration and staking.

ON BEHALF OF THE BOARD

"Joseph Grosso"

Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

2003 Number 22